Exhibit 99.1

Malaysian Patent Granted for CytoMed Therapeutics’ Licensed Allogeneic CAR-Gamma Delta T Cell Technology

The Company now has exclusive rights to a Malaysia, US and China patent.

Singapore, Singapore – (January 29, 2024) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor-derived cell-based immunotherapies for the treatment of various cancers, announced today that the Intellectual Property Corporation of Malaysia has granted a patent for its chimeric antigen receptor gamma delta T cell (“CAR-γδ T cell”) technology, which targets solid and hematological tumors.

The patent titled “Gamma Delta T Cells and a Method of Augmenting the Tumoricidal Activity of the Same” (Patent number: MY-200528-A) covers technologies for the clinical-scale expansion of γδ T cells from a small amount of donor peripheral blood cells, as well as the modification of the expanded γδ T cells to incorporate a chimeric antigen receptor (“CAR”) that enables the modified cells to recognize a wide range of cancers, including both solid and hematological cancers. The Company holds an exclusive, worldwide license to use this patent pursuant to the License Agreement dated June 1, 2018, filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form F-1 (File No.: 333-268456) on March 30, 2023.

“With the commencement of our first in-human clinical trial for CAR-γδ T cells in Singapore, we are pleased that our technology is granted a patent in Malaysia where our operational PIC/S GMP facility is situated,” said Peter Choo, Chairman of CytoMed. “This grant adds to the breadth of our tumor-targeting therapy patent portfolio, alongside a US patent and Chinese patent in respect of this CAR T technology. This patent grant is timely as Malaysia is attracting more biomedical innovators amidst an ageing population and reputation as a medical tourism hub.”

CytoMed’s CAR-γδ T cell technology has been developed as an investigational cancer therapy to target NKG2D ligands, a type of stress-induced cancer antigens. The risk of “on-target-off-cancer” side effects may be reduced by targeting stress-induced antigens that are mainly expressed on cancer cells such as NKG2D ligands. The allogeneic CAR-γδ T cells for the clinical trial will be manufactured from donor blood and will be processed in CytoMed’s current PIC/S Good Manufacturing Practice (GMP) facility in Malaysia.

The Company’s patent portfolio also includes an exclusively licensed technology which covers an induced pluripotent stem cell (iPSC)-based technology to derive novel synthetic hybrid gamma delta natural killer T cells (γδ NKT cells) for the treatment of various types of cancers. A patent for this proprietary technology has been granted in Japan and China, and this asset is under preclinical development.

As a separate update, the Company has on January 12, 2024 submitted a drug master file to the US Food and Drug Administration in preparation for an investigational new drug filing to treat hematological and solid cancers using our allogeneic γδ T cells.

For more information about the Company’s services, latest news, and ongoing initiatives, please visit www.cytomed.sg.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG,on LinkedIn, and Facebook.

Forward Look Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :-

CytoMed Therapeutics

enquiry@cytomed.sg

Attention: Ms. Lynne Ng, Legal Consultant